HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

March 5, 2007

Mr. Max A. Webb, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington D.C., 20549

Re:

Jomar Specialties, Inc.

Request for Withdrawal of Erroneously Filed S-B/A

File No. 333-139008

Filed: March 2, 2007

Dear Mr. Webb:

On Friday, March 2, 2007, I inadvertently filed Jomar Specialties, Inc.’s (“Jomar’s”) First Amendment to their SB-2 using the EDGAR template for Form S-B/A.  Immediately upon being notified by your staff of my mistake, I resubmitted Jomar’s filing using the proper Form SB-2/A template.

Accordingly, I submit this letter requesting the withdrawal of Jomar’s erroneously filed Form S-B/A.

Should you have any questions, please do not hesitate to contact me at the numbers listed above.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.